6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE         NASDAQ: CRME       TSX: COM

CARDIOME REPORTS THIRD QUARTER RESULTS

Vancouver, Canada, November 15, 2004 - Cardiome Pharma Corp. (NASDAQ-CRME, COM-TSX) reported today financial results for the third quarter ended September 30, 2004. Effective December 31, 2003, the Company changed its fiscal year end from November 30 to December 31. As a result, the Company has provided comparative results for the three and nine months ended August 31, 2003. Amounts, unless specified otherwise, are in Canadian dollars. At September 30, 2004, the exchange rate was CDN$1.00 = U.S. $0.7926.

RESULTS OF OPERATIONS
For the three months ended September 30, 2004 (“Q3-2004”), we recorded a net loss of $15.0 million ($0.38 per common share), compared to a net loss of $5.1 million ($0.16 per common share) for the three months ended August 31, 2003 in the preceding fiscal year (“Q3-2003”). On a year-to-date basis, we recorded a net loss of $29.6 million ($0.76 per common share) for the nine months ended September 30, 2004, compared to a net loss of $14.0 million ($0.47 per common share) for the nine months ended August 31, 2003. The increase in net loss for both reporting periods was primarily due to the substantial increase in research and development expenditures and a non-cash write-down of $7.1 million of the intangible assets, net of future income tax recovery of $4.5 million, related to our Oxypurinol Gout project. Net loss excluding the Oxypurinol Gout write-downs was $7.9 million ($0.20 per common share) and $22.5 million ($0.58 per common share) for the three months and nine months ended September 30, 2004, respectively.

We expect losses to continue for at least two fiscal years as we invest in our product research and development, including clinical trials and regulatory compliance.

Revenues
Total revenue generated in Q3-2004 was $4.5 million as compared to $0.4 million. On a year to date basis, total revenue for the nine months ended September 30, 2004 increased to $14.8 million from $1.1 million for the nine months ended August 31, 2003. The significant increase in total revenue was primarily due to the research and development cost recovery from Fujisawa.

Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. We generated $1.1 million of licensing fees in Q3-2004 compared to $0.1 million in Q3-2003. The increase was largely due to the $1.0 million amortization of deferred revenue related to the upfront payment from Fujisawa in Q3-2004 ($Nil in Q3-2003). For the nine months ended September 30, 2004, we recorded $4.1 million of licensing fees compared to $0.4 million for the same period in 2003. The increase was primarily due to the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our collaborative partner, UCB Farchim S.A (“UCB”) and the $3.3 million amortization of deferred revenue related to the upfront payment from Fujisawa in the nine months ended September 30, 2004 ($0.4 million and $Nil, respectively, for the same fiscal period in 2003). The $0.9 million remaining unamortized deferred revenue related to the upfront payment from UCB was fully recognized in Q1-2004 when UCB elected not to extend its research service contract with us.

Research collaborative fees were $3.4 million for Q3-2004 compared to $0.2 million for Q3-2003. The increase was attributable to the recovery of $2.9 million for research and development costs from Fujisawa and $0.5 million for project management services provided to Fujisawa ($Nil and $Nil, respectively, for Q3-2003). This was offset by a $0.2 million decrease in research service fees received from UCB in Q3-2003. For the nine months ended September 30, 2004, research collaborative fees increased to $10.6 million from $0.7 million for the same fiscal period in 2003. The increase was mainly due to the recovery of $9.0 million of research and development costs from Fujisawa and $1.4 million for project management services provided to Fujisawa ($Nil and $Nil, respectively, for the same fiscal period in

2003). This was offset by a decrease of $0.5 million in research services fees from UCB in the nine months ended August 31, 2003.

For the remainder of the current fiscal year, we do not anticipate any product sales. We will continue to recognize as revenue the amortization of deferred revenue related to the upfront payment from our collaboration and license agreement with Fujisawa. We will continue to receive project management fees and development cost reimbursements from Fujisawa. We may also earn revenue from new licensing and collaborative research and development agreements. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreement.

Research and Development Expenditures
Research and development expenditures were $9.7 million for Q3-2004, as compared to $3.5 million for Q3-2003. We accumulated a total research and development expenditure of $29.8 million for the nine months ended September 30, 2004, as compared to $9.2 million for the same fiscal period in 2003. The increase of $6.2 million and $20.6 million in research and development expenditures for the three and nine months ended September 30, 2004 as compared to those incurred for the three and nine months ended August 31, 2003, respectively, was primarily due to the increase of stock-based compensation for research and development personnel and the expenditures associated with the ongoing and expanded activities in connection with the projects described below. Also included in the increased expenditures were costs associated with the manufacturing of drug supplies for the ongoing clinical trials which as of September 30, 2004 amounted to $3.3 million. Total stock-based compensation for research and development personnel was $272,000 and $1,053,000 for the three and nine months ended September 30, 2004, as compared to $120,000 and $242,000 for the three and nine months ended August 31, 2003. Our research and development expenditures are as follows:

1) RSD1235 Intravenous Project

During Q3-2004, we continued our work on three Phase III clinical trials related to the RSD1235 Intravenous Project.

ACT 1, initiated in August 2003, completed its patient recruitment on October 5, 2004. The study conducted in 55 centers in North America and Europe recruited 417 patients. ACT 1 will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter. The primary efficacy endpoint of this study is acute conversion of atrial fibrillation to normal heart rhythm. We expect to release ACT 1 results by the end of current fiscal year.

ACT 2, initiated in March 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. This study is being carried out in 25 centers in North America and Europe. The primary endpoint of this clinical trial is acute conversion of atrial fibrillation to normal heart rhythm.

In July 2004, Fujisawa initiated the ACT 3 study. ACT 3 will enroll approximately 240 patients and will measure the safety and efficacy of RSD1235 in recent onset atrial arrhythmia patients. This study is being conducted by our collaborative partner, Fujisawa and carried out in more than 50 centers throughout the world.

As expected, with three Phase III clinical trials ongoing, our expenditures for this project increased substantially to $4.2 million for Q3-2004, as compared to $1.5 million for Q3-2003. On a year-to-date basis, our expenditures for this project had increased significantly to $16.0 million for the nine months ended September 30, 2004, as compared to $3.3 million for the same fiscal period in 2003. Also included in the increased expenditures were the costs associated with manufacturing stability batches of RSD1235 and clinical drug supplies. These stability batches would generate manufacturing data required for our NDA next year. As of September 30, 2004, the carrying cost of the stability batches and drug supplies amounted to $0.8 million, net of cost recovery from Fujisawa. In accordance with our collaboration agreement with Fujisawa, overall RSD1235 IV expense recoveries of $3.4 million and $10.4 million for Q3-2004 and the nine months ended September 30, 2004, respectively, relating to these expenditures have been recorded as research collaborative fees.

2) RSD1235 Oral Project
Following a proof of concept trial suggesting RSD1235 has approximately 70% oral bioavailability in healthy volunteers, we started formulation work and pre-clinical toxicology testing with this program in 2003. We completed oral formulation work and began testing 3 formulations in healthy volunteers and continued to conduct toxicology testing on RSD1235 in Q3-2004.

In September 2004, we initiated dosing of RSD1235 in 12 healthy volunteers in a Phase I clinical trial in Europe. The study is an open-label, cross-over evaluation of two sustained release formulations of RSD1235 in comparison to an immediate release formulation of RSD1235. The objective of the study is to evaluate and select which formulation to move forward into further clinical trials. Oral application of RSD1235 is expected to prevent or slow the recurrence of AF, and is designed as a follow-on therapy after an intravenous application of RSD1235.

Total expenditure for this project increased to $2.1 million for Q3-2004, as compared to $0.1 million for Q3-2003. On a year-to-date basis, total expenditure for this project increased to $4.4 million for the nine months ended September 30, 2004, as compared to $0.4 million for the same fiscal period in 2003. The increase in expenditure for both reporting periods was the result of the increased operational activities associated with the formulation work, manufacture of drug supplies and preparation work for our Phase I formulation evaluation study and pre-clinical toxicology testing work. Also included in the increased expenditures were costs associated with the manufacturing of additional drug substance for future conversion and drug supplies for ongoing and future clinical trials. As of September 30, 2004, the carrying cost of these drug materials amounted to $1.7 million.

3) Oxypurinol CHF Project
During Q3-2004, we continued our work on three clinical studies involving Oxypurinol for the treatment of congestive heart failure (“CHF”).

OPT-CHF will enroll approximately 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association (“NYHA”) as class III-IV) and will demonstrate the level of safety and effectiveness of the oral application of Oxypurinol in the treatment of congestive heart failure. This study is being conducted in 49 centers in the United States and Canada. The objective of this 6-month study is to define the efficacy of Oxypurinol using surrogate measures of clinical efficacy (six minute walk test, maximum oxygen consumption, and quality of life), as well as clinical outcomes (e.g. death, worsening heart failure, and hospitalization).

EXOTIC-EF will enroll approximately 20 patients and is being conducted in one center in Germany. The objective of this study is to evaluate the effect of an intravenous application of Oxypurinol on left ventricular cardiac function in patients with coronary heart disease and a moderate to high-grade reduction in left ventricular function. The study is open-label, with no placebo group. Based on our review of interim data covering 14 patients in September 2004, Oxypurinol administration showed a 3.6% increase (p<0.0032) in left ventricle ejection fraction (“LVEF”) at 5.5 hours post-dosing relative to pre-dosing. This represents a 19.8% relative increase in ejection fraction.

The La Plata study involves 28 days of oral dosing of Oxypurinol in approximately 60 CHF patients with moderate to severe symptomatic heart failure (NYHA class II-III) and is being conducted in one center in Argentina. The objective of this study is to assess the effects of treatment with Oxypurinol on exercise capacity (6-minute walk) and LVEF as measured by echocardiographic assessment. It is a blinded, placebo controlled study. We unblinded the study at the recruitment of 48 patients in September 2004. The interim data covering 48 patients indicated that following 28 days of oral daily dosing (600 mg/day) of Oxypurinol, LVEF increased by 3.3% (p< 0.010) relative to placebo. This represents a 13.7% relative increase in ejection fraction. No statistically significant difference between the oxypurinol group and placebo group was observed on exercise capacity (6-minute walk).

Our expenditure for this project increased to $2.5 million for Q3-2004, as compared to $0.7 million for Q3-2003. On a year-to-date basis, our expenditure for this project was increased to $6.0 million for the nine months ended September 30, 2004, as compared to $2.1 million for the same fiscal period in 2003. Also included in the increased expenditures were costs associated with the manufacturing of drug supplies for the ongoing clinical trials. As of September 30, 2004, the carrying cost of these drug supplies amounted to $0.6 million.

4) Oxypurinol Gout Project
We submitted an NDA for Oxypurinol for the treatment of allopurinol-intolerant hyperuricemia (Gout) in 2003, and received an Approvable Letter from the FDA in June 2004 seeking additional clinical and manufacturing data prior to final marketing approval. In September 2004, we met with the FDA to discuss our regulatory alternatives. After our discussions with the FDA, we have decided, for the time being, to stop pursuing the allo-intolerant Gout indication for Oxypurinol. Cardiome is committed to continue sponsoring the compassionate use program until other therapeutic options are available to this patient population.

As a result of the above decision, we have taken non-cash write-downs totalling $7.1 million, net of future income tax recovery, to the intangible assets related to our Oxypurinol Gout project in Q3-2004. The write-downs include write-down of intangible assets and future tax liability, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002. The write-downs of intangible assets and future tax liability were $11.3 million and $4.5 million, respectively. Also included is a write-down of the carrying value of a license (cash payment in May 2002) by $0.2 million.

Our expenditure for this project was $0.9 million for Q3-2004, which was comparable to the amount recorded for Q3-2003. On a year-to-date basis, our expenditure for this project increased to $2.9 million for the nine months ended September 30, 2004, as compared to $2.4 million for the same fiscal period in 2003. Also included in the increased expenditures were costs associated with the manufacturing of drug supplies for the ongoing compassionate use program. As of September 30, 2004, the carrying cost of these drug supplies amounted to $0.2 million.

5) Other Pre-clinical Projects
During Q3-2004, we continued certain pre-clinical studies to support various intellectual property protection and business development activities. The total expenditures for these activities were $0.1 million and $0.5 million for Q3-2004 and the nine months ended September 30, 2004, respectively, as compared to $0.3 million and $1.0 million for Q3-2003 and the nine months ended August 31, 2003.

We expect our research and development expenditures for the fourth quarter of the current year ending December 31, 2004 (“fiscal 2004’) to be relatively similar to the level of expenditures in Q3-2004. On a year to date basis, we expect our research and development expenditures for Fiscal 2004 to be more than double of those incurred in the thirteen-month period ended December 31, 2003 (“fiscal 2003”) as a result of the expanded operational activities described above.

General and Administration Expenditures
General and administration expenditures were $1.4 million for Q3-2004, as compared to $1.2 million for Q3-2003. We incurred a total general and administration expenditure of $5.1 million for the nine months ended September 30, 2004, as compared to $3.6 million for the same fiscal period in 2003. The increase of $0.2 million and $1.5 million in general and administration expenditures for Q3-2004 and the nine months ended September 30, 2004, as compared to those incurred for Q3-2003 and the nine months ended August 31, 2003, respectively, was largely due to the increase in consulting and professional fees ($10,000 and $275,000, respectively), the increase in wages and benefits (including stock-based compensation for administrative and executive personnel) of $80,000 and $585,000 respectively, Nasdaq listing fees of $140,000 for both periods, and other expenditures to support our expanded operational activities ($9,000 and $542,000, respectively). Total stock-based compensation for administrative and executive personnel was $265,000 and $1,197,000 for Q3-2004 and the nine months ended September 30, 2004, as compared to $258,000 and $970,000 for Q3-2003 and the nine months ended August 31, 2003.

We expect general and administration expenditures for fiscal 2004 to be relatively similar as those incurred in fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Cash
Our operational activities during the nine months ended September 30, 2004 were financed mainly by our working capital carried forward from the preceding fiscal year and research collaborative fees collected from our partners, Fujisawa and UCB. During the three and nine months ended September 30, 2004, cash provided by financing activities was mainly the proceeds of $0.6 million and $6.9 million received from the issuance of our common shares upon exercise of share purchase warrants and options. During the three and nine months ended August 31, 2003, cash provided by financing activities was primarily from the proceeds of $7.9 million and $7.8 million received from the completion of a private placement of special warrants.

Cash used in operating activities for Q3-2004 was $7.4 million, as compared to $3.7 million for Q3-2003. The increase was primarily due to the increase in the loss for the current quarter with the substantial increase of clinical operational activities. Cash used in operating activities for the nine months ended September 30, 2004 was $20.7 million, as compared to $12.4 million for the same fiscal period in 2003. The increase primarily resulted from the increase in the loss for the period. We expect cash used in operating activities for Q4-2004 to be relatively the same as those incurred in Q3-2004 even with the completion of ACT1 by end of 2004. We intend to advance further in clinical development of oral RSD1235 with at least two additional clinical trials planned to begin within the next 12 months.

Cash provided by investing activities for Q3-2004 was $9.4 million, as compared to $1.1 million of cash provided by investing activities for Q3-2003. The increase of cash provided by investing activities was primarily due to the increase of $8.0 million net sale of short-term investments. Cash provided by investing activities for the nine months ended September 30, 2004 was $6.0 million, as compared to $8.6 million of cash provided by investing activities for the nine months ended August 31, 2003. The $2.6 million decrease of cash provided by investing activities was largely due to the increase of $1.4 million net purchases of capital assets and the decrease of $1.0 million net sale of short-term investments. The increase in net purchases of capital assets for the nine months ended September 30, 2004 compared to the corresponding period in the prior fiscal year was mainly due to the construction cost associated to our new facility. 60% of these construction costs were recovered from our landlord through a leasehold inducement program.

At September 30, 2004, we had working capital of $24.5 million, as compared to $40.5 million at December 31, 2003. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $29.0 million at September 30, 2004, as compared to $44.6 million at December 31, 2003.

Pursuant to our collaboration and license Agreement with Fujisawa, on September 28, 2004, we exercised our right to request Fujisawa to acquire US$4 million of our common shares at a 25% premium to the average closing price of our common shares on the TSX over a 30-calendar day period. We completed this transaction with the issuance of 646,712 of our common shares to Fujisawa at a price of $7.89 per share. The issuance of shares will be valued at the market price of $6.31 and be recorded as shareholder equity. The 25% premium will be recorded as deferred licensing revenue and amortized on a straight-line basis over the remaining estimated development period of approximately 24 months.

Conference Call Notification
Cardiome will hold a teleconference and webcast today to discuss the results and to provide an update on developments of the Company. The conference call will be held at 4:30 p.m. EST (1:30 p.m. PST), please dial 1-877-888-7019 or 416-695-5261 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through the “What’s New” section of Cardiome’s website at http://www.cardiome.com/new/index.php.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead anti-arrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for termination of atrial fibrillation (AF) and a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome has now completed enrolment in the first of three Phase 3 clinical trials for IV RSD1235. In a proof-of-concept intravenous dosing study completed in 2002, RSD1235 terminated AF in 61% of patients, compared to a 5% placebo rate. Controlled-release oral formulations of RSD1235 are currently being evaluated in clinical trials.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham, Director of Corporate Communications
(604) 676-6963 or 604-677-6905 Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F.

Selected Financial Highlights (Canadian dollars)
Balance Sheets	As at
	September 30, 2004	December 31, 2003
Cash and cash equivalents Short-term investments Amounts receivable Prepaid expenses	$6,176,679 22,866,861 4,359,122 1,153,585	$13,978,880 30,604,031 4,360,377 798,004
Total current assets Capital assets Intangible and other assets	34,556,247 2,700,298 26,743,859	49,741,292 849,689 41,533,337
Total assets	$64,000,404	$92,124,318
Current liabilities Long-term portion of capital lease obligations Long-term portion of deferred revenue Deferred leasehold inducement Future income tax liability Shareholders’ equity	$10,062,040 - 4,684,169 888,350 10,079,000 38,286,845	$9,263,563 7,040 8,304,168 - 15,860,000 58,689,547
Total liabilities and shareholders’ equity	$64,000,404	$92,124,318

Statements of Loss and Deficit	For the Three Months Ended		For the Nine Months Ended
	September 30, 2004	August 31, 2003	September 30, 2004	August 31, 2003
Revenue Licensing fees Research collaborative fees	$1,097,046 3,407,664	$132,267 227,159	$4,149,066 10,614,416	$396,800 725,090
	4,504,710	359,426	14,763,482	1,121,890
Expenses Research and Development General and Administration Amortization Write-down of intangible assets	9,744,248 1,413,792 1,120,685 11,521,170	3,455,906 1,173,754 1,372,738 -	29,752,612 5,142,837 3,990,441 11,521,170	9,166,555 3,600,995 4,175,064 -
	23,799,895	6,002,398	50,407,060	16,942,614
Operating loss Other income (losses)	(19,295,185) (502,124)	(5,642,972) 98,104	(35,643,578) 308,390	(15,820,724) 346,658
Loss before income taxes Future income tax recovery	$(19,797,309) 4,811,000	$(5,544,868) 487,000	$(35,335,188) 5,781,000	$(15,474,066) 1,461,000
Net Loss for the period Deficit, beginning of period	$(14,986,309) (78,859,508)	$(5,057,868) (53,381,014)	$(29,554,188) (64,291,629)	$(14,013,066) (44,425,816)
Deficit, end of period	$(93,845,817)	$(58,438,882)	$(93,845,817)	$(58,438,882)
Basic and diluted loss per common share[1]	$(0.38)	$(0.16)	$(0.76)	$(0.47)
Basic and diluted loss per common share is based on the weighted average number of common shares outstanding during the period.